UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
§240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2

(Amendment No. __)*

NEWLEAD HOLDINGS LTD.
(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

G64626 131
(CUSIP Number)

December 2, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 14 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. G64626 131	Page 2 of 14 Pages

1.	NAMES OF REPORTING PERSONS MG Partners Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Gibraltar

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER -0- (See Item 4)

	6.	SHARED VOTING POWER -0- (See Item 4)

EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 5,250,000* (See Item 4)

	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,250,000* (See Item 4)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.92%*(See Item 4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Subject to adjustment. Giving effect to a 1-for-3 reverse stock split of the Common Stock to be effective on December 6, 2013, such number of shares will be 1,750,000. (See Item 4)

SCHEDULE 13G

CUSIP No. G64626 131	Page 3 of 14 Pages

1.	NAMES OF REPORTING PERSONS Magna Gibraltar Investments LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER -0- (See Item 4)

	6.	SHARED VOTING POWER -0- (See Item 4)

EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 5,250,000* (See Item 4)

	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,250,000* (See Item 4)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.92%*(See Item 4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Subject to adjustment. Giving effect to a 1-for-3 reverse stock split of the Common Stock to be effective on December 6, 2013, such number of shares will be 1,750,000. (See Item 4)

SCHEDULE 13G

CUSIP No. G64626 131	Page 4 of 14 Pages

1.	NAMES OF REPORTING PERSONS Hanover Holdings I, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER -0- (See Item 4)

	6.	SHARED VOTING POWER -0- (See Item 4)

EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 5,250,000* (See Item 4)

	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,250,000* (See Item 4)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.92%*(See Item 4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

* Subject to adjustment. Giving effect to a 1-for-3 reverse stock split of the Common Stock to be effective on December 6, 2013, such number of shares will be 1,750,000. (See Item 4)

SCHEDULE 13G

CUSIP No. G64626 131	Page 5 of 14 Pages

1.	NAMES OF REPORTING PERSONS Magna Group Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER -0- (See Item 4)

	6.	SHARED VOTING POWER -0- (See Item 4)

EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 5,250,000* (See Item 4)

	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,250,000* (See Item 4)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.92%*(See Item 4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* Subject to adjustment. Giving effect to a 1-for-3 reverse stock split of the Common Stock to be effective on December 6, 2013, such number of shares will be 1,750,000. (See Item 4)

SCHEDULE 13G

CUSIP No. G64626 131	Page 6 of 14 Pages

1.	NAMES OF REPORTING PERSONS Joshua Sason

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY	5.	SOLE VOTING POWER -0- (See Item 4)

	6.	SHARED VOTING POWER -0- (See Item 4)

EACH REPORTING PERSON WITH	7.	SOLE DISPOSITIVE POWER 5,250,000* (See Item 4)

	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,250,000* (See Item 4)

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.92%* (See Item 4)

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Subject to adjustment. Giving effect to a 1-for-3 reverse stock split of the Common Stock to be effective on December 6, 2013, such number of shares will be 1,750,000. (See Item 4)

SCHEDULE 13G

CUSIP No. G64626 131	Page 7 of 14 Pages

Item 1.

(a)	Name of Issuer:

NewLead Holdings Ltd. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

83 Akti Miaouli & Flessa Street
185 38 Piraeus Greece

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by MG Partners Limited, a company with limited liability organized and existing under the laws of Gibraltar (“MGP”), Magna Gibraltar Investments LLC, a Delaware limited liability company (“Magna Gibraltar”), Hanover Holdings I, LLC, a New York limited liability company (“Hanover”), Magna Group Capital Management, LLC, a Delaware limited liability company (“Magna Group”), and Joshua Sason (each, a “Reporting Person” and, collectively, the “Reporting Persons”) with respect to shares of common stock, $0.01 par value, of the Issuer (the “Common Stock”) owned directly by MGP.

(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each of Magna Gibraltar, Hanover, Magna Group and Mr. Sason is: 5 Hanover Square, New York, New York 10004.

The address of the principal business office of MGP is: 57/63 Line Wall Road, Gibraltar.

(c)	Citizenship:

MGP is a Gibraltar company with limited liability.

Magna Gibraltar is a Delaware limited liability company.

Hanover is a New York limited liability company.

Magna Group is a Delaware limited liability company.

Mr. Sason is a United States citizen.

(d)	Title of Class of Securities:

Common Stock, $0.01 par value

(e)	CUSIP Number:

G64626 131

SCHEDULE 13G

CUSIP No. G64626 131	Page 8 of 14 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240. 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution ______________________

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:

The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(b)	Percent of class:

The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

SCHEDULE 13G

CUSIP No. G64626 131	Page 9 of 14 Pages

(c)	Number of shares as to which such person has:

(i)          Sole power to vote or to direct the vote

The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(ii)          Shared power to vote or to direct the vote

The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(iii)          Sole power to dispose or to direct the disposition of

The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

(iv)         Shared power to dispose or to direct the disposition of

The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person hereto and is incorporated by reference for each such Reporting Person.

The 5,250,000 shares of Common Stock (1,750,000 shares giving effect to a 1-for-3 reverse stock split of the Common Stock to be effective on December 6, 2013) owned directly by MGP are being acquired by MGP pursuant to an order (the “Order”) entered by the Supreme Court of the State of New York, County of New York (the “Court”), approving, among other things, the fairness of the terms and conditions of an exchange pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”), in accordance with a stipulation of settlement (the “Settlement Agreement”) among the Issuer, Hanover and MGP in the matter entitled Hanover Holdings I, LLC v. NewLead Holdings Ltd., Case No. 160776/2013 (the “Action”). Hanover commenced the Action against the Issuer on November 19, 2013 to recover an aggregate of $44,822,523.85 of past-due indebtedness of the Issuer, which Hanover had purchased from certain creditors of the Issuer pursuant to the terms of separate purchase agreements between Hanover and each of such creditors (all of which purchase agreements, and all of Hanover’s rights and obligations thereunder, were validly assigned to MGP by Hanover pursuant to the Settlement Agreement approved by the Order), plus fees and costs (the “Claim”). The Order provides for the full and final settlement of the Claim and the Action. The Settlement Agreement became effective and binding upon the Issuer, Hanover and MGP upon execution of the Order by the Court on December 2, 2013.

SCHEDULE 13G

CUSIP No. G64626 131	Page 10 of 14 Pages

Pursuant to the terms of the Settlement Agreement approved by the Order on December 2, 2013, the Issuer agreed to issue and deliver to MGP, as Hanover’s designee, 5,250,000 shares of Common Stock, or 1,750,000 shares on a post-split basis (the “Settlement Shares”). The Settlement Shares are expected to be issued as soon as practicable. For purposes of calculating the percentage of the class, the Reporting Persons have been informed by the Issuer that there were a total of 47,663,633 shares of Common Stock outstanding as of the close of business on November 29, 2013, the business day immediately preceding the date of the Order. Accordingly, immediately subsequent to the issuance of the Common Stock to MGP pursuant to the Order, the Settlement Shares will represent approximately 9.92% of the total number of shares of Common Stock then outstanding. The Settlement Agreement provides that the Settlement Shares will be subject to adjustment on the trading day immediately following the Calculation Period (as defined below) (the “True-Up Date”) to reflect the intention of the parties that the total number of shares of Common Stock to be issued to MGP pursuant to the Settlement Agreement be based upon a specified discount to the trading volume weighted average price (the “VWAP”) of the Common Stock for a specified period of time subsequent to the Court’s entry of the Order. Specifically, the total number of shares of Common Stock to be issued to MGP pursuant to the Settlement Agreement shall be equal to the sum of (i) the quotient obtained by dividing (A) $44,822,523.85, representing the total amount of the Claim, by (B) 62.5% of the VWAP of the Common Stock over the Calculation Period and (ii) the quotient obtained by dividing (A) the total dollar amount of Hanover’s legal fees and expenses incurred in connection with the Action, which shall not exceed $125,000 (less $5,000 heretofore paid by the Issuer) by (B) the VWAP of the Common Stock over the Calculation Period, rounded up to the nearest whole share (the “VWAP Shares”). The “Calculation Period” is defined in the Settlement Agreement to mean the shorter of the following: (i) the 220-consecutive trading day period commencing on the trading day immediately following the date of issuance of the initial Settlement Shares (the “Initial Issuance Date”), and (ii) the consecutive trading day period commencing on the trading day immediately following the Initial Issuance Date and ending on the trading day that MGP shall have received aggregate cash proceeds from the resale of Settlement Shares equal to the sum of (A) $61,630,970.29, representing 137.5% of the total amount of the Claim, and (B) the total dollar amount of Hanover’s legal fees and expenses incurred in connection with the Action through the True-Up Date, subject to the cap set forth above, supported by daily written reports to be delivered by MGP to the Issuer. As a result, the Issuer ultimately may be required to issue to MGP substantially more shares of Common Stock than the number of Settlement Shares initially issued (subject to the limitations described below). The Settlement Agreement further provides that if, at any time and from time to time during the Calculation Period, Hanover or MGP reasonably believes that the total number of Settlement Shares previously issued to MGP shall be less than the total number of VWAP Shares to be issued to MGP or its designee in connection with the Settlement Agreement, Hanover or MGP may, in its sole discretion, deliver one or more written notices to the Issuer, at any time and from time to time during the Calculation Period, requesting that a specified number of additional shares of Common Stock promptly be issued and delivered to MGP or its designee (subject to the limitations described below), and the Issuer will upon such request reserve and issue the number of additional shares of Common Stock requested to be so issued and delivered in the notice (all of which additional shares shall be considered “Settlement Shares” for purposes of the Settlement Agreement). At the end of the Calculation Period, (i) if the number of VWAP Shares exceeds the number of Settlement Shares issued, then the Issuer will issue to MGP or its designee additional shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Settlement Shares, and (ii) if the number of VWAP Shares is less than the number of Settlement Shares, then MGP or its designee will return to the Issuer for cancellation that number of shares of Common Stock equal to the difference between the number of VWAP Shares and the number of Settlement Shares. Except as provided below, MGP may sell the shares of Common Stock issued to it or its designee in connection with the Settlement Agreement at any time without restriction, even during the Calculation Period.

SCHEDULE 13G

CUSIP No. G64626 131	Page 11 of 14 Pages

The Settlement Agreement also provides that with respect to any single trading day during the Calculation Period, MGP shall not offer or sell any Settlement Shares on, or over the course of, such trading day in excess of the greater of (i) 20% of the worldwide average daily trading volume in the Common Stock on all national securities exchanges and automated quotation systems, if any, on which the Common Stock is listed or designated for quotation (as the case may be), excluding any sales of Common Stock by MGP, for the 10 trading days immediately preceding such trading day and (ii) $295,000 worth of Common Stock. Hanover, MGP and the Company may modify this restriction by mutual written agreement (the “Daily Trading Limit”).

The Settlement Agreement further provides that in no event shall the number of shares of Common Stock issued to MGP or its designee in connection with the Settlement Agreement, when aggregated with all other shares of Common Stock then beneficially owned by Hanover, MGP and their respective affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder), result in the beneficial ownership by Hanover, MGP and their respective affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder) at any time of more than 9.99% of the Common Stock.

SCHEDULE 13G

CUSIP No. G64626 131	Page 12 of 14 Pages

Furthermore, the Settlement Agreement provides that, for so long as MGP or any of its affiliates hold any shares of Common Stock, MGP and its affiliates are prohibited from, among other actions: (1) voting any shares of Common Stock owned or controlled by MGP or its affiliates, or soliciting any proxies or seeking to advise or influence any person with respect to any voting securities of the Issuer; or (2) engaging or participating in any actions, plans or proposals that relate to or would result in, among other things, (a) acquiring additional securities of the Issuer, alone or together with any other person, which would result in MGP and its affiliates collectively beneficially owning or controlling, or being deemed to beneficially own or control, more than 9.99% of the Common Stock or other voting securities of the Issuer (as calculated pursuant to Section 13(d) of the Exchange Act and the rules and regulations thereunder), (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) changes in the present board of directors or management of the Issuer, (e) material changes in the capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or similar instruments or other actions which may impede the acquisition of control of the Issuer by any person or entity, (h) causing a class of securities of the Issuer to be delisted, or (i) causing a class of equity securities of the Issuer to become eligible for termination of registration under the Exchange Act; or (3) any actions similar to the foregoing. These prohibitions may not be modified or waived without further order of the Court.

Upon entry of the Order by the Court, all of the outstanding principal amount, together with any accrued and unpaid interest thereon, under that certain convertible promissory note in the principal amount of $3,900,000, which was issued by the Issuer to Hanover on November 13, 2013 as collateral for the payment by Hanover of a portion of the purchase price for the Claim, was extinguished without any cash payment by the Issuer in accordance with the terms of such convertible promissory note.

Magna Gibraltar owns 50% of the outstanding shares of MGP, and Forrest Flyer Limited, a company organized and existing under the laws of the British Virgin Islands (“Forrest Flyer”), owns 50% of the outstanding shares of MGP. Pursuant to a shareholders agreement relating to the ownership of MGP (the “Shareholders Agreement”), the board of directors of MGP, acting by majority vote, has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all securities owned directly by MGP, including, without limitation, the Common Stock (subject to the limitations of the Order described above). The board of directors of MGP consists of three individuals, two of which are appointed by Magna Gibraltar, and one of which is appointed by Forrest Flyer. The two directors initially appointed by Magna Gibraltar are Joshua Sason and Michael Abitebol. The one director initially appointed by Forrest Flyer is James Keyes. Under the Shareholders Agreement, the prior consent of at least one director appointed by Magna Gibraltar and one director appointed by Forrest Flyer is required to sell or otherwise dispose of any Common Stock in an amount in excess of the Daily Trading Limit.

Hanover owns all of the membership interests in Magna Gibraltar. Magna Group is a manager of Magna Gibraltar. Mr. Sason is the Chief Executive Officer and managing member of each of Hanover and Magna Group and owns all of the membership interests in each of Hanover and Magna Group. Mr. Abitebol is the Chief Operating Officer and a manager of Magna Gibraltar. None of Magna Gibraltar, Forrest Flyer, Hanover, Magna Group or Mr. Sason directly owns any shares of Common Stock. Under Rule 13d-3 under the Exchange Act, each of Magna Gibraltar, Hanover, Magna Group and Mr. Sason may be deemed to beneficially own the shares of Common Stock owned directly by MGP. None of MGP, Magna Gibraltar, Forrest Flyer, Hanover or Magna Group is a registered broker-dealer, and none of MGP, Magna Gibraltar, Forrest Flyer, Hanover or Magna Group nor any of their respective affiliates is an affiliate or an associated person of a registered broker-dealer.

SCHEDULE 13G

CUSIP No. G64626 131	Page 13 of 14 Pages

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See Exhibit 1.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP No. G64626 131	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2013	MG PARTNERS LIMITED

	By:	/s/ Michael Abitebol
Name: Michael Abitebol
Title: Director

MAGNA GIBRALTAR INVESTMENTS LLC

By:	/s/ Michael Abitebol
Name: Michael Abitebol
Title: Chief Operating Officer

HANOVER HOLDINGS I, LLC

By:	/s/ Joshua Sason
Name: Joshua Sason
Title: Chief Executive Officer

MAGNA GROUP CAPITAL MANAGEMENT, LLC

By:	/s/ Joshua Sason
Name: Joshua Sason
Title: Chief Executive Officer

/s/ Joshua Sason
JOSHUA SASON

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Exhibit Stating Identity of Relevant Subsidiary per Item 7 of Schedule 13G.

EXHIBIT 2

Joint Filing Agreement, dated as of December 2, 2013, by and among MG Partners Limited, Magna Gibraltar Investments LLC, Hanover Holdings I, LLC, Magna Group Capital Management, LLC and Joshua Sason.